

January 24, 2013

Via E-mail
Clayton E. Killinger
Sr. Vice President & Controller
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249-1616

  Re: **Corner Store Holdings, Inc.**
    Amendment No. 1 to Registration Statement on Form 10
    Filed January 9, 2013
    File No. 001-35743

Dear Mr. Killinger,

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Questions and Answers About the Separation and the Distribution, page 7

Does Corner Store intend to pay dividends?, page 9

1. We note, in response to comment 2 from our letter dated December 14, 2012, your addition of a cautionary statement that investors should not place undue certainty on the projection of future dividends and the general discussion of the factors management considered in determining the amount of the expected dividend. Please also disclose the specific key assumptions used in creating the projected cash dividend in a manner that provides a framework for analysis of the projection and demonstrates that there is a reasonable basis for projecting this level of dividend payments. Please refer to Item 10(b)(3) of Regulation S-K.

Unaudited Pro Forma Combined Financial Statements, page 51

2. We note your response to comment 9 from our letter dated December 14, 2012. For each adjustment relating to a contact that is not yet finalized, please tell us the timeframe of when you expect these contracts to be finalized and executed. Please note that if these contracts are not finalized and executed, and your disclosures are not updated to reflect this, prior to your request for effectiveness, we would struggle to understand how these adjustments to your pro forma financial statements would be permitted under Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 65

3. We note your revisions in response to comment 14 from our letter dated December 14, 2012. Please revise your discussion to better explain the reasons for the trend of increasing wholesale motor fuel prices, including why these increases appear to have slowed during 2012. Please also revise your discussion to better explain the reason for the changes in employee-related expenses. Please consider whether your segments have been impacted differently by these factors when assessing whether this disclosure is more appropriate as part of your analysis of consolidated results or as part of your analysis of segment results.

Executive Compensation, page 86

4. Please amend this section to include compensation disclosure for your named executive officers over the last three fiscal years. Alternatively, please provide us with a detailed analysis which supports your belief that you are not required to provide this disclosure. For additional guidance, please see Regulation S-K CDI 217.01.

Financial Statements and Supplementary Data, page F-1

Note 8. Commitments and Contingencies, page F-17

Litigation Matters, page F-17

5. We note your response to comment 23 from our letter dated December 14, 2012 and have the following additional comments:

- The last sentence of the first paragraph under this heading indicates that you believe any possible loss in excess of amounts already recorded will not be material to your results of operations or financial position, except for the litigation matters discussed below. Please revise this statement to also address the expected impact on your liquidity.

- Your response explains in general terms how management develops its loss contingency estimates, such as by consulting your internal and external legal counsel and considering other factors such as the nature of the claim and recent rulings by the court. However, you did not provide a substantive response to the second bullet point of our comment; therefore, we reissue that portion of our comment. Please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure and (2) tell us, for each material matter, when you expect the specific factors that are causing the inability to estimate the loss to be alleviated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Catherine Brown, Staff Attorney, at (202) 551-3513 or me with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay D. Browning
        Sr. Vice President-Corp. Law & Secretary